EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Report of Independent Registered Public Accounting Firm)

	10/31/2016	10/31/2015	10/31/2014	10/31/2013	10/31/2012
Earnings before income taxes	$330,460,000	$291,031,000	$256,445,000	$226,713,000	$196,262,000
Plus: Fixed charges	28,122,788	27,085,508	23,535,622	24,343,024	24,294,555
Earnings available to cover fixed charges	$358,582,788	$318,116,508	$279,980,622	$251,056,024	$220,556,555
Ratio of earnings to fixed charges	12.75	11.74	11.90	10.31	9.08

Interest Expense	$19,336,000	$18,757,000	$15,426,000	$16,210,000	$16,906,000
Rentals (Interest factor)	8,786,788	8,328,508	8,109,622	8,133,024	7,388,555
Total fixed charges	$28,122,788	$27,085,508	$23,535,622	$24,343,024	$24,294,555